Mail Stop 4720

October 19, 2009

John R. Koelmel
President and Chief Executive Officer
First Niagara Financial Group, Inc.
6950 South Transit Road, P.O. Box 514
Lockport, New York 14095

      **Re:    First Niagara Financial Group, Inc.**
               **Registration Statement on Form S-4**
               **Filed October 9, 2009**
               **File No. 333-162410**

Dear Mr. Koelmel:

      We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.      Revise the second paragraph to modify the phrase, "… and will not be adjusted to reflect stock price changes prior to the closing". Noting the adjustments described on page 51, this statement should indicate "unless First Niagara's stock price is less than $9.28 ….", etc. Please also add a cross-reference to the discussion of the Merger Consideration on pages 50-51.

Summary
What Harleysville National Corporation Shareholders Will Receive…, page 5

2.      We note that you state that the exchange ratio, as described in the document, is subject to a downward adjustment and that First Niagara will have the right to terminate the merger

agreement if such delinquent loans equal or exceed $350.0 million.  Additionally, we note that you state that in the event of certain decreases in the stock price of First Niagara, Harleysville National Corporation, as described in this document, may elect to terminate the merger agreement.  Please revise to add cross-references to the appropriate sections.

Risk Factors, page 32
The Merger Agreement Terminated in Accordance…, page 32

3.      We note that you state Harleysville may choose to terminate the merger agreement if First Niagara's share price declines to below $9.28 with such decline being at least 20% greater than a corresponding price decline of the Nasdaq Bank Index, with no adjustment made to the exchange ratio by First Niagara.  Please revise to add a cross-reference to the appropriate section.  Please also revise this risk factor to discuss whether First Niagara intends to adjust the exchange ratio if Harleysville chooses to terminate the merger agreement and provide a summary of how the new adjusted exchange ratio would be determined.

Harleysville National Corporation Shareholders Cannot…, page 35

4.      Please revise to include a cross-reference to the appropriate section.

Merger Consideration, page 50

5.      It appears that the options that First Niagara would have for increasing the merger consideration if Harleysville were to terminate the agreement on page 51 and 84 are different. Please revise to use one or the other, either the disclosure in the last paragraph under Merger Consideration on page 51 or the last paragraph on page 84.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3434 with any questions.

Sincerely,


Michael R. Clampitt
Staff Attorney

CC:    By Fax: (202) 362-2902
       Marc P. Levy, Esq.
       Luse Gorman Pomerenk & Schick, P.C.